SOUTHERN COMPANY May 24, 2017 Annual Meeting • Vote AGAINST Directors Steven R. Specker and Dale E. Klein • Vote AGAINST Item 3 to Approve Executive Compensation 1

Rationale 1. Failure of Board oversight • Directors Specker & Klein on Nuclear/Operations Committee since 2010; Specker Chair since 2014 . • Committee provides oversight of "construction and licensing of new facilities, including review of cost estimates .” • Two largest construction projects – Kemper and Vogtle -- plagued by problems and cost overruns . 2. Pay not aligned with performance • Compensation Committee has shielded executives from the impact of Kemper and Vogtle . • Pay has increased while TSR lags. • Specker & Klein are on the Comp Committee and provided input on operational metrics for incentive compensation as members Nuclear/Operations committee. 2

Failed oversight of key projects “[W]e have established five distinct priorities for the next few years. In sum, we will: • Achieve success with major construction projects . The expansion of Plant Vogtle represents more than just new generating capacity; it is the forward edge of a potential national renaissance for nuclear energy … Meanwhile, the new generating facility in Kemper County, Miss., will pioneer technologies for using coal in a more economic, reliable and environmentally friendly way.” Thomas Fanning, March 28, 2011 3

Oversight failure: Kemper x SO told investors completion date of 2014 x Original budget of $2.4 billion x Billed as an economic and reliable energy source ☒ Missed 2014 deadline, missed revised March 2017 deadline ☒ $4 billion over budget; pretax charges of $2.76 billion ☒ SO regulatory filing disclosed that plant may not be cost effective running coal ☒ New York Times found evidence of deliberate concealment of cost overruns and delays ☒ SEC investigating SO concerning “ estimated costs and expected in - service date” ☒ Shareholder litigation Kemper Integrated Coal Gasification Unit 4

Oversight failure: Vogtle x In - service date of 2017 x Original estimated cost of $14.3 billion x CEO told investors in 2016 “we are doing beautifully in the new nuclear we are building at Vogtle ” ☒ Three years behind schedule ☒ $3 billion over budget ☒ Design and construction firm Westinghouse declared bankruptcy in 2017 ☒ Georgia regulators are contemplating whether the project should continue at all, given Westinghouse bankruptcy Vogtle Units 3 and 4 Nuclear Plants 5

Executive pay not aligned w/ performance 5.9 11.2 9.9 9.4 12.4 17.4 14.6 8.9 12 0 2 4 6 8 10 12 14 16 18 20 5 yr 3 yr 1 yr SO Performance vs. Peers and Market Index SO Peers S&P500 6

Performance is down but pay is up $6,000,000 $8,000,000 $10,000,000 $12,000,000 $14,000,000 $16,000,000 $18,000,000 2011 2012 2013 2014 2015 2016 Total Compensation: CEO Thomas Fanning 7

Top executives are insulated from financial impact of key projects … • Departing from past practice , the Comp Committee excluded the impact of Kempe r on earnings per share (EPS) for purposes of calculating cash incentive compensation, leading to significantly higher bonus payouts to top executives in 2015 and 2016. • If EPS not been adjusted in 2016 and 2015, Fanning’s bonuses would have been approximately $1.1 million and $ 947,000 less, respectivel y. 2015 2016 EPS threshold for bonus payout $2.68 $2.68 EPS w/o adjustment $2.61 $2.61 EPS w/ adjustments $2.82 $2.89 “Adjusting” EPS for Compensation 8

Contradictory performance metrics? • Kemper project was excluded from EPS , but “progress” on Kemper and Vogtle counted favorably toward operational and individual performance ratings for cash incentive compensation. • According to the Compensation Committee, performance on “nuclear operations goals” was “above target,” and “significant progress” was made on Kemper and Vogtle . • The Nuclear/Operations Committee provided “input to the Compensation Committee on the key operational goals and metrics for the annual short - term incentive compensation program.” • Directors Specker and Klein are members of the Compensation Committee and Nuclear/Operations Committee. 9

Long term incentive compensation • Adjusting EPS may have even more wide - ranging effects on named executive officer pay , due to a change in performance metrics used for long - term incentive compensation. • Starting in 2015, Southern eliminated stock options and began awarding performance shares whose payouts after three years depend on EPS (25%), equity - weighted return on equity (ROE)(25%) and relative TSR (50%). Performance shares with a grant - date value of over $26 million were awarded in 2015 and 2016 to the four most highly compensated executives. • Compensation Committee discretion to adjust earnings (impacting both EPS and ROE) will inject substantial variability in actual long - term incentive payouts for named officers, undermining link between pay and performance. 10

Example : long term compensation • 25% of Mr. Fanning’s long - term incentive shares granted in 2015 have a target cumulative EPS goal of $8.66 by the end of 2017, with an estimated payout of $1.8 million. • If earnings continue to be adjusted, Mr . Fanning will likely meet the $8.66 EPS target. Conversely , it appears unlikely that the target will be reached if earnings are not adjusted by the Committee. $2.82 $2.61 $2.89 $2.61 $2.95 $3.44 Adjusted Compensation EPS EPS w/o Adjustment 2015 2016 2017 $8.66 Target *2017 figures are “to be earned” amounts Southern 2017 EPS Guidance is $2.90 - $3.02, excluding Kemper. 11

Conclusion • A vote AGAINST Item 3 to Approve Executive Compensation will communicate that shareholders do not support the Compensation Committee’s use of discretion to shield senior executive pay from the negative impact of projects central to Southern’s strategy. • A vote AGAINST Directors Specker and Klein will hold these directors accountable for the critical oversight failures of the Nuclear/Operations Committee and Compensation Committee. 12